Shanda Games Limited Has Filed Amendment No. 1 to the Registration Statement for an Initial Public Offering of American Depositary Shares

Shanda Games Limited, a wholly-owned subsidiary of Shanda Interactive Entertainment Limited, has filed on September 14, 2009 Amendment No. 1 to the registration statement with the U.S. Securities and Exchange Commission for an initial public offering of American depositary shares, or ADSs.  Each ADS represents two Class A ordinary shares, par value US$0.01 per share, of Shanda Games Limited.